Exhibit 20.1

United American Healthcare Corp

Annual Meeting December 8, 2011

Management Presentation

Description of Business

•	From November 1993 to June 2009 UAHC Health Plan of Tennessee, Inc provided managed care benefits in the TennCare program
•	The TennCare operations are closed and substantially complete
•	June 18, 2010 UAHC acquired Pulse Systems LLC

Pulse Systems LLC

•	Provides contract manufacturing services to the medical device industry
•	Precision laser-cutting
•	Processing of thin-wall tubing
•	Restructured bank debt terms with the Fifth Third Bank in June 2011 to provide increased borrowings for capital equipment and expansion of services

Fiscal Year 2011 Financial Results

•	Net loss of $7.1 million – loss of $.73 per share
•	Pulse Systems LLC – Net income of $0.9 million
•	Corporate Operations had a loss of $8.4 million
•	Majority of corporate loss resulted from charge related to the change in fair value of the put obligation and professional fees
•	Cash and investments were $1,500,000 at year end 6/30/11
•	Most of cash is at Pulse and restricted pursuant to loan covenants

Quarter-1 Financial Results

•	Net loss of $640,000 – loss of $.06 per share
•	Pulse Systems LLC – Breakeven for the first quarter
•	Corporate Operations were loss of $657,000
•	Majority of corporate loss related to interest expense, professional fees and insurance
•	Cash and investments were $1,600,000 at end of Q-1
•	Most of cash is at Pulse and restricted pursuant to loan covenants

Significant Events

•	Closed Michigan offices and moved operations to Chicago, Illinois
•	Change of Management and reduction of operating expenses
•	Settled “STEP-Galloway” litigation in conjunction with St George Investments LLC

Ongoing Obligations

•	Monthly Working Capital - $10,000 to $20,000
•	Monthly D&O Insurance - $11,000
•	Monthly Pulse Sellers Note $50,000, Balance $300,000
•	Monthly Redemption of Pulse Preferred Units $40,000 and balloon payment of $1,360,000 June 2012
•	Monthly Payment to William Brooks of $10,000 until Mach 2012 and a final payment of $160,000 in cash or art due December 2011
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A Payment to STEP in the amount of $225,409 payable from sale of art, or earlier of receipt of escrowed monies from the State of Tennessee or a refinancing of the Pulse Systems LLC Fifth Third credit facility or June 12, 2012

•	Fifth Third Bank loan to Pulse Systems LLC $2,437,500 due June 2013

Need for Additional Capital

•	The Company needs to find additional debt or equity capital to fund the ongoing obligations
•	Capital may be provided by affiliates such as members of the board of directors
•	Any financing may result in significant dilution of the Company’s existing shareholders
•	The Company is receptive to financing proposals from any shareholder